UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 43)*

vTv Therapeutics Inc.
(Name of Issuer)
Class A common stock, par value $0.01 per share
(Title of Class of Securities)
918385 105
(CUSIP Number)

Shiri Ben-Yishai Executive Vice President and Chief Legal Officer MacAndrews & Forbes Incorporated 31 East 62nd Street New York, NY 10065 212-572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Brett D. Nadritch
Milbank LLP
55 Hudson Yards
New York, NY 10001
(212) 530-5301

November 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 14

1	NAMES OF REPORTING PERSONS
The ROP Revocable Trust dated 1/9/2018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,514,396 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,514,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,514,396 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 36,606,212 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of vTv Therapeutics Inc. (the “Issuer”) and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC and (iii) 1,823,917 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”), that are beneficially owned by the “Reporting Person” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein. The number of shares reported above includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman 2013 Trust.

(2)
The calculation assumes that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2021 filed on November 9, 2021 (the “Q3 2021 Form 10-Q”).

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,808,962 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,808,962 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,808,962 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 36,606,212 shares of Class A Common Stock, (ii) 22,378,833 shares of Class A Common Stock issuable upon exchange of 22,378,833 shares of Class B Common Stock and corresponding vTv Units and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of Warrants. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)
The calculation assumes that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,165,657 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,165,657 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,165,657 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 24,341,740 shares of Class A Common Stock and (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.

(2)
The calculation assumes that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,165,657 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,165,657 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,165,657 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes (i) 24,341,740 shares of Class A Common Stock and (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants.

(2)
The calculation assumes that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 14

1	NAMES OF REPORTING PERSONS
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,779,499 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,779,499 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,779,499 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 90,036,637 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding and (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 14

1	NAMES OF REPORTING PERSONS
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 90,036,637 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding and (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 14

1	NAMES OF REPORTING PERSONS
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference. The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 90,036,637 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding and (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 14

1	NAMES OF REPORTING PERSONS
RLX Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,863,806 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,863,806 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,863,806 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)
The calculation assumes that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021 as reported on the Issuer’s Q3 2021 Form 10-Q.

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 14

This Amendment No. 43 (“Amendment No. 43”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018, as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018, as further amended by Amendment No. 14 to the statement on Schedule 13D, dated November 29, 2018, as further amended by Amendment No. 15 to the statement on Schedule 13D, dated December 12, 2018, as further amended by Amendment No. 16 to the statement on Schedule 13D, dated December 27, 2018, as further amended by Amendment No. 17 to the statement on Schedule 13D, dated January 18, 2019, as further amended by Amendment No. 18 to the statement on Schedule 13D, dated January 30, 2019, as further amended by Amendment No. 19 to the statement on Schedule 13D, dated February 15, 2019, as further amended by Amendment No. 20 to the statement on Schedule 13D, dated February 28, 2019, as further amended by Amendment No. 21 to the statement on Schedule 13D, dated March 19, 2019, as further amended by Amendment No. 22 to the statement on Schedule 13D, dated May 16, 2019, as further amended by Amendment No. 23 to the statement on Schedule 13D, dated June 26, 2019, as further amended by Amendment No. 24 to the statement on Schedule 13D, dated July 9, 2019, as further amended by Amendment No. 25 to the statement on Schedule 13D, dated August 6, 2019, as further amended by Amendment No. 26 to the statement on Schedule 13D, dated September 4, 2019, as further amended by Amendment No. 27 to the statement on Schedule 13D, dated September 11, 2019, as further amended by Amendment No. 28 to the statement on Schedule 13D, dated September 18, 2019, as further amended by Amendment No. 29 to the statement on Schedule 13D, dated September 27, 2019, as further amended by Amendment No. 30 to the statement on Schedule 13D, dated October 24, 2019, as further amended by Amendment No. 31 to the statement on Schedule 13D, dated November 12, 2019, as further amended by Amendment No. 32 to the statement on Schedule 13D, dated November 26, 2019, as further amended by Amendment No. 33 to the statement on Schedule 13D, dated December 18, 2019, as further amended by Amendment No. 34 to the statement on Schedule 13D, dated December 23, 2019, as further amended by Amendment No. 35 to the statement on Schedule 13D, dated January 7, 2020, as further amended by Amendment No. 36 to the statement on Schedule 13D, dated January 28, 2020, as further amended by Amendment No. 37 to the statement on Schedule 13D, dated February 25, 2020, as further amended by Amendment No. 38 to the statement on Schedule 13D, dated May 12, 2020, as further amended by Amendment No. 39 to the statement on Schedule 13D, dated November 24, 2020, as further amended by Amendment No. 40 to the statement on Schedule 13D, dated December 10, 2020, as further amended by Amendment No. 41 to the statement on Schedule 13D, dated December 17, 2020, and as further amended by Amendment No. 42 to the statement on Schedule 13D, dated September 17, 2021 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by The ROP Revocable Trust dated 1/9/2018, a New York trust (the “ROP Revocable Trust”), MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”), and RLX Holdings One LLC (“RLX Holdings One”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A Common Stock, of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of the Transaction

Item 4 is amended to amend and restate the following subsections:

ATM Offering

In April 2020, the Issuer established an at-the-market equity program, pursuant to which it may offer and sell, from time to time, shares of its Class A Common Stock having an aggregate offering price of up to $13.0 million (the “ATM Offering”). In January 2021 and June 2021, the Issuer increased the size of the ATM Offering by an aggregate offering price of $5.5 million and $50.0 million, respectively. Based on information included in the Issuer’s Quarterly Report on the Q3 2021 Form 10-Q, the Issuer sold 8,457,546 shares of its Class A Common Stock under the ATM Offering during the nine months ended September 30, 2021 and during the nine months ended September 30, 2020, the Issuer sold 3,847,405 shares of its Class A Common Stock under the ATM Offering.

Lincoln Park Capital Transaction

In November 2020, the Issuer entered into the purchase agreement (the “LPC Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”) pursuant to which the Issuer has the right to sell to Lincoln Park shares of the Issuer’s Class A Common Stock having an aggregate value of up to $47.0 million.  Based on information included in the Q3 2021 Form 10-Q, during the nine months ended September 30, 2021, the Issuer sold 5,331,306 shares under the LPC Purchase Agreement.

As a result of these transactions, among other items, the amount of the Issuer’s Class A common stock has increased to 66,942,777 as of November 9, 2021 based on information included in the Q3 2021 Form 10-Q.  As a result of the increase in the amount of the Issuer’s Class A common stock outstanding, the percentage of outstanding Class A common stock beneficially owned by the Reporting Person has passively decreased as more fully described in Item 5 below. This amendment is being filed due to such passive decrease.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 918385 105	SCHEDULE 13D	Page 12 of 14

(a) The ROP Revocable Trust directly or indirectly controls MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP, M&F TTP Two and RLX Holdings One. Including (i) the 23,084,267 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding and (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants:

●	61,514,396 shares of Class A Common Stock are beneficially owned by Mr. Perelman and the ROP Revocable Trust;
●	60,808,962 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes;
●	24,779,499 shares of Class A Common Stock are beneficially owned by MFV;
●	22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two;
●	26,165,657 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group; and
●	9,863,806 shares of Class A Common Stock are beneficially owned by RLX Holdings One.

Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.
Ronald O. Perelman, the sole trustee and sole beneficiary of the ROP Revocable Trust and the Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two. The number of shares reported as beneficially owned by the ROP Revocable Trust includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman 2013 Trust. Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of their pecuniary interest therein.

(b) The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and the ROP Revocable Trust represents approximately 67.0% of the Class A Common Stock, (ii) MacAndrews & Forbes represents approximately 66.2% of the Class A Common Stock, (iii) MFV represents approximately 27.5% of the Class A Common Stock, (iv) M&F TTP and M&F TTP Two represents approximately 24.9% of the Class A Common Stock, (v) M&F LLC and M&F Group represents approximately 28.5% of the Class A Common Stock and (vi) RLX Holdings One represents approximately 10.7% of the Class A Common Stock (assuming, in the case of MFV, M&F TTP and M&F TTP Two, that there is a total of 90,036,637 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding and (ii) 23,093,860 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of November 9, 2021, and, in the case of the beneficial ownership of Mr. Perelman, the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC, M&F Group and RLX Holdings One that there is a total of 91,860,554 shares of Class A Common Stock outstanding, which is the sum of (i) 66,942,777 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,093,860 shares of Class B Common Stock and corresponding vTv Units outstanding and (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, in each case, as of November 9, 2021.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 42 to this Schedule 13D.

CUSIP No. 918385 105	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

The ROP Revocable Trust dated 1/9/2018

	By:	/s/ Ronald O. Perelman
		Name:	Ronald O. Perelman
		Title:	Trustee

MacAndrews & Forbes Incorporated

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

MacAndrews & Forbes LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

MacAndrews & Forbes Group LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

MFV Holdings One LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

M&F TTP Holdings LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

CUSIP No. 918385 105	SCHEDULE 13D	Page 14 of 14

M&F TTP Holdings Two LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer

RLX Holdings One LLC

By:	/s/ Jeffrey Brodsky
	Name:	Jeffrey Brodsky
	Title:	Chief Financial Officer